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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 1-13002

                             CUSIP NUMBER 37933T209

                                  (Check One):

        [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

            For Period Ended: December 31, 1998

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:


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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART 1 -- REGISTRANT INFORMATION

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      Full Name of Registrant
      Former Name if Applicable

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      GLOBAL GOLD CORPORATION

      Address of Principal Executive Office (Street and Number)

      734 FRANKLIN AVENUE, SUITE 383
      GARDEN CITY, NEW YORK 11530-4525

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PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                                                                 [X] Yes  [ ] No

      (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      SEE PART III BELOW.

      (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                             N/A
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PART III -- NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     GLOBAL GOLD CORPORATION (THE "COMPANY") IS WAITING FOR THE COMPLETION OF ITS AUDITED FINANCIAL STATEMENT TO BE INCLUDED IN ITS REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1998. THE COMPLETION OF SUCH REPORT HAS BEEN DELAYED DUE TO THE

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ACCOUNTANT'S REVIEW OF CERTAIN ITEMS THEREIN. THE COMPANY INTENDS TO FILE ITS
REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1998 PROMPTLY AFTER THE RECEIPT OF SUCH AUDITED FINANCIAL STATEMENT.

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PART IV -- OTHER INFORMATION
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      (1)   Name and telephone number of person to contact in
regard to this notification

   Stephen R. Field, Esq.                    (212)         332-6050
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            (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Global Gold Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 29, 1999                       By /s/ Drury J. Gallagher
                                             --------------------------
                                             DRURY J. GALLAGHER,
                                             CHAIRMAN AND
                                             CHIEF EXECUTIVE OFFICER

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                        ATTACHMENT OF FORM 12B-25 FOR

                           GLOBAL GOLD CORPORATION

                   PART IV (3) - EXPLANATION OF SIGNIFICANT
                       CHANGE IN RESULTS OF OPERATIONS
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     The Registrant is estimated to have net income for 1998 of approximately
$35,000 whereas the Registrant had a loss for 1997 of $690,747. The income for 1998 is attributable primarily to the gain realized on the sale of the Registrant's interest in a subsidiary and the significant reduction in the Registrant's legal and accounting fees and administrative expenses in 1998 from those incurred in 1997.